UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Akeena Solar, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

 (Title of Class of Securities)

009720103

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 009720103

1.	names of Reporting Persons Barry Cinnamon
2.	check the appropriate box if a member of a group	(a) ☐ (b) ☐
3.	sec use only
4.	citizenship or place of organization U.S.A.
NUMBER OF	5.	sole voting power 8,000,000
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 0
EACH REPORTING PERSON	7.	sole dispositive power 8,000,000
WITH	8.	shared dispositive power 0
9.	aggregate amount beneficially owned by each reporting person 8,000,000
10.	check box if the aggregate amount in row (9) excludes certain shares	☐
11.	percent of class represented by amount in row (9) 28.5% (1)
12.	type of Reporting Person IN

(1) Based on 28,065,501 shares of the Issuer’s Common Stock outstanding as of December 28, 2007, as reported in the Issuer’s final prospectus dated January 18, 2008, filed pursuant to Rule 424(b)(3) on January 18, 2008.

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Item 1.

	(a)	Name of Issuer:

Akeena Solar, Inc.

	(b)	Address of Issuer's Principal Executive Offices:

16005 Los Gatos Boulevard
Los Gatos, California 95032

Item 2.

	(a)	Name of Person Filing:

Barry Cinnamon

	(b)	Address of Principal Business Office or, if None, Residence:

16005 Los Gatos Boulevard
Los Gatos, California 95032

	(c)	Citizenship:

Mr. Cinnamon is a citizen of the United States of America.

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share.

	(e)	CUSIP Number:

009720103

Item 3.		If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

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(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.		Ownership.

	(a)	Amount beneficially owned: 8,000,000

	(b)	Percent of class: 28.5% (1)

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 8,000,000

(ii) Shared power to vote or to direct the vote: n/a

(iii) Sole power to dispose or to direct the disposition of: 8,000,000

(iv) Shared power to dispose or to direct the disposition of: n/a

(1)
Based on 28,065,501 shares of the Issuer’s Common Stock outstanding as of December 28, 2007, as reported in the Issuer’s final prospectus dated January 18, 2008, filed pursuant to Rule 424(b)(3) on January 18, 2008.

Item 5.		Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Page 4 of 5 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

/s/	Barry Cinnamon
Barry Cinnamon

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